SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 3)

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80706P103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #80706P103	Page 2 of 14

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,406,309 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,406,309 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,406,309 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON PN

(1)

2,123,347 of such shares are held of record by PVP VI (as defined in Item 2(a) of the Original Schedule 13G) and 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment (as defined below). PVM VI (as defined in Item 2(a) of the Original Schedule 13G), the general partner of PVP VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 72,426,220 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2023, filed with the US Securities and Exchange Commission (the “Commission”) on November 7, 2023 (the “Form 10-Q”) plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 3 of 14

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 140,616 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 140,616 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,616 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)

124,080 of such shares are held of record by PVPFF VI (as defined in Item 2(a) of the Original Schedule 13G) and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 72,159,794 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 4 of 14

1	NAME OF REPORTING PERSONS Polaris Venture Management Co VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,546,925 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,546,925 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 72,442,756 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iii) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 5 of 14

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,546,925 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,546,925 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 72,442,756 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iii) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 6 of 14

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,339 (1)
	6	SHARED VOTING POWER 2,546,925 (2)
	7	SOLE DISPOSITIVE POWER 39,339 (1)
	8	SHARED DISPOSITIVE POWER 2,546,925 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,264 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6% (3)
12	TYPE OF REPORTING PERSON IN

(1)	All of such shares are held by Brian Chee directly.
(2)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 72,442,756 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iii) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 7 of 14

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,546,925 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,546,925 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 72,442,756 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iii) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 8 of 14

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,123 (1)
	6	SHARED VOTING POWER 2,546,925 (2)
	7	SOLE DISPOSITIVE POWER 39,123 (1)
	8	SHARED DISPOSITIVE POWER 2,546,925 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,048 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6% (3)
12	TYPE OF REPORTING PERSON IN

(1)	12,858 of such shares are held by Terrance G. McGuire directly and 26,265 of such shares are held by the McGuire Family 2008 GST Non-Exempt Irrevocable Trust.
(2)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 72,442,756 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iii) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 9 of 14

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 104,780 (1)
	6	SHARED VOTING POWER 2,546,925 (2)
	7	SOLE DISPOSITIVE POWER 104,780 (1)
	8	SHARED DISPOSITIVE POWER 2,546,925 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,705 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7% (3)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 25,506 shares held of record directly by Amir Nashat and (ii) 79,274 shares subject to stock option awards that have been granted to Amir Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment. Excludes 36,000 shares subject to stock option awards that have been granted to Amir Nashat in his capacity as a director of the Issuer and that are not exercisable as of or within 60 days of the filing of this Amendment.

(2)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 72,522,030 shares of the Issuer’s Common Stock, calculated as follows: (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 79,274 shares of the Issuer’s Common Stock subject to stock option awards that have been granted to Amir Nashat in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment plus (iii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iv) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	Page 10 of 14

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,299 (1)
	6	SHARED VOTING POWER 2,546,925 (2)
	7	SOLE DISPOSITIVE POWER 27,299 (1)
	8	SHARED DISPOSITIVE POWER 2,546,925 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,574,224 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6% (3)
12	TYPE OF REPORTING PERSON IN

(1)	All of such shares are held by Bryce Youngren directly.
(2)

2,123,347 of such shares are held of record by PVP VI, 282,962 of such shares are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment, 124,080 of such shares are held of record by PVPFF VI and 16,536 of such shares are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment. PVM VI, the general partner of each of PVP VI and PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 72,442,756 shares of the Issuer’s Common Stock, calculated as follows (i) 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 282,962 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVP VI and which is exercisable within 60 days of the filing of this Amendment plus (iii) 16,536 shares of the Issuer’s Common Stock are shares underlying a warrant issued to PVPFF VI and which is exercisable within 60 days of the filing of this Amendment.

CUSIP #80706P103	SCHEDULE 13G	Page 11 of 14

Introductory Note: This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 14, 2019, Amendment No. 1 filed with the Commission on February 11, 2022 and Amendment No. 2 filed with the Commission on February 7, 2023 (collectively, the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

ITEM 1(B). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

301 Binney Street, 3rd Floor

Cambridge, MA 02142

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons except for Chee is:

c/o Polaris Partners

One Marina Park Drive, 8th Floor

Boston, MA 02210

The address for Chee is:

c/o Polaris Partners

1 Letterman Drive

Building C, Suite 3600

San Francisco, CA 94129

ITEM 4. OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 72,143,258 shares of the Issuer’s Common Stock outstanding as of November 2, 2023, as reported on the Form 10-Q.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2023:

(a) Amount beneficially owned:

See	Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See	Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

*

Except to the extent of their pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

☒

CUSIP #80706P103	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

POLARIS VENTURE PARTNERS VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

BRYCE YOUNGREN

By:	*
Bryce Youngren

DAVID BARRETT

By:	*
David Barrett

BRIAN CHEE

By:	*
Brian Chee

CUSIP #80706P103	Page 14 of 14

AMIR NASHAT

By:	*
Amir Nashat

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Title:	Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]